Filed Pursuant to Rule 424(b)(3)
Registration No. 333-139371
PROSPECTUS SUPPLEMENT NO. 2
(To Prospectus dated February 1, 2007)
CONTINUCARE CORPORATION
     This Prospectus Supplement No. 2 modifies and supersedes certain information contained in our prospectus dated February 1, 2007, as supplemented on February 23, 2007 (the “Prospectus”), with respect to the offer and sale from time to time of up to 3,000,000 shares of our common stock by the Selling Shareholders. This Prospectus Supplement No. 2 is not complete without, and may not be delivered or utilized except in connection with, the Prospectus. Capitalized terms used but not defined in this Prospectus Supplement No. 2 have the meanings given to them in the Prospectus.
     Please see “Risk Factors” beginning on page 3 of the Prospectus for a discussion of certain factors you should consider in connection with investing in the securities covered by the Prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement No. 2 or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 2 is April 2, 2007.

     This Prospectus Supplement No. 2 modifies and supersedes certain information contained in the Prospectus as follows:
     The Prospectus states under the sections entitled “Selling Shareholders” and “Plan of Distribution” that Jose M. Garcia, Sr. and Carlos Garcia, two of the Selling Shareholders, may each sell under the Prospectus up to 337,583 shares of common stock (the “First Tranche Shares”) between April 1, 2007 and June 30, 2007 and up to 433,333 shares of common stock (the “Second Tranche Shares”) between July 1, 2007 and September 30, 2007. Notwithstanding the foregoing, in addition to the First Tranche Shares that may be offered and sold by each of Jose M. Garcia, Sr. and Carlos Garcia between April 1, 2007 and June 30, 2007, these Selling Shareholders may also offer and sell the Second Tranche Shares between April 1, 2007 and September 30, 2007.

PROSPECTUS
CONTINUCARE CORPORATION
Up to 3,000,000 Shares of Common Stock
     This prospectus relates to the offer and sale from time to time of up to 3,000,000 shares of our common stock by the persons listed in this prospectus under the heading “Selling Shareholders.” The Selling Shareholders are the former principals and certain former employees or consultants of Miami Dade Health Centers, Inc. and its affiliated companies who obtained their shares in connection with our acquisition of these companies.
     The prices at which the Selling Shareholders may sell the shares will be determined by prevailing market prices or through privately-negotiated transactions. We will not receive any proceeds from the sale of the shares in this offering.
     Our common stock is traded on the American Stock Exchange under the symbol “CNU.” On February 1, 2007, the last reported sale price of our common stock on the American Stock Exchange was $2.76 per share.

Investing in these securities involves significant risks. See “Risk Factors” beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 1, 2007.

We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

     i

ABOUT CONTINUCARE
     The following summary highlights selected information and does not contain all of the information that is important to you. We urge you to carefully read this entire prospectus and the documents we have referred to in “Incorporation of Certain Documents by Reference” on page 14 for more information about us and our financial statements. You should pay special attention to the risks of investing in our common stock discussed under “Risk Factors.” Except where the context otherwise requires, the terms “we,” “us,” “our” or “Continucare” refer to the business of Continucare Corporation and its consolidated subsidiaries, including the MDHC Companies.
     We are a provider of primary care physician services. Through our network of 18 medical centers we provide primary health care services on an outpatient basis. We also provide practice management services to independent physician affiliates (“IPAs”). All of our medical centers and IPAs are located in Miami-Dade, Broward and Hillsborough Counties, Florida. For the three-months ended September 30, 2006, approximately 95% of our revenue was generated by providing services to Medicare-eligible members under risk arrangements that require us to assume responsibility to provide and pay for all of our patients’ medical needs in exchange for a capitated fee, typically a percentage of the premium received by an HMO from various payor sources.
     Effective October 1, 2006, we consummated our acquisition (the “Acquisition”) of substantially all of the assets of Miami Dade Health Centers, Inc. and its affiliated companies (the “MDHC Companies”). Upon completion of the Acquisition, we entered into a registration rights agreement with a representative of the MDHC Companies. Pursuant to the registration rights agreement, we agreed to file this registration statement with respect to 3.0 million shares of our common stock issued to the MDHC Companies in connection with the Acquisition. We have agreed to use commercially reasonable efforts to cause this registration statement to be declared effective no later than April 1, 2007 and to maintain its effectiveness until October 1, 2007.
****
     We are a Florida corporation incorporated in 1996 as the successor to a Florida corporation formed earlier in 1996. Our principal executive offices are located at 7200 Corporate Center Drive, Suite 600, Miami, Florida 33126. Our telephone number is 305-500-2000.

RISK FACTORS
     Investing in our common stock involves substantial risks. You should carefully consider the risks and uncertainties described below and the other information included or incorporated by reference in this prospectus before purchasing our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not known to us on the date of this prospectus or that we currently consider immaterial may also impair our business operations. If any of the following risk events identified below actually occurs, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could fall, and you may lose all or part of your investment.
Our operations are largely dependent on two health maintenance organizations.
     Prior to the Acquisition, we derived substantially all of our net medical services revenues under our managed care agreements with two health maintenance organizations (“HMOs”), Humana Medical Plans, Inc. (“Humana”) and Vista Healthplan of South Florida, Inc. and its affiliated companies (“Vista”). During the fiscal year ended June 30, 2006, we generated approximately 80% of our net medical services revenues from contracts with Humana and 20% of our net medical services revenues from contracts with Vista. Most of our business with Humana is governed by one agreement (the “Humana POP Agreement”). As a result of the Acquisition, we expect to derive net medical services revenues under managed care agreements with other HMOs, including, without limitation, WellCare of Florida, Inc., HealthEase of Florida, Inc., Summit Health Plan, Inc. and United HealthCare of Florida, Inc., however, the loss of the Humana POP Agreement or our managed care agreement with Vista, or significant reductions in payments to us under these contracts, could have a material adverse effect on our business, financial condition and results of operations.
Under our most important contracts we are responsible for the cost of medical services to our patients in return for a fixed fee.
     Our most important contracts with Humana and Vista are “full risk” agreements under which we receive for our services fixed monthly payments per patient at a rate established by the contract, also called a capitated fee. In return, we assume full financial responsibility for the provision of all necessary medical care to our patients, even services we do not provide directly. Accordingly, we will be unable to adjust the revenues we receive under those contracts, and if medical claims expense exceeds our estimates our profits may decline. Relatively small changes in the ratio of our health care expenses to capitated revenues we receive can create significant changes in our financial results.
If we are unable to manage medical benefits expense effectively, our profitability will likely be reduced.
     We cannot be profitable if our costs of providing the required medical services exceed the revenues that we derive from those services. However, our most important contracts with Humana and Vista require us to assume full financial responsibility for the provision of all necessary medical care in return for a capitated fee per patient at a rate established by the contract. Accordingly, as the costs of providing medical services to our patients under those contracts increases, the profits we receive with respect to those patients decreases. If we cannot continue to improve our controls and procedures for estimating and managing our costs, our business, results of operations, financial condition and ability to satisfy our obligations could be adversely affected.
A failure to estimate incurred but not reported medical benefits expense accurately will affect our profitability.
     Our medical benefits expense includes estimates of medical claims incurred but not reported, or IBNR. We estimate our medical cost liabilities using actuarial methods based on historical data adjusted for payment patterns, cost trends, utilization of health care services and other relevant factors. Actual conditions, however, could differ from those assumed in the estimation process. Due to the inherent uncertainties associated with the factors used in these assumptions, materially different amounts could be reported in our financial statements for a particular period under different possible conditions or using different, but still reasonable, assumptions. Adjustments, if necessary, are made to medical benefits expense when the criteria used to determine IBNR change and when actual claim costs are ultimately determined. Although we believe our past estimates of IBNR have been adequate, they may prove to have been inadequate in the future and our future estimates may not be adequate, any of which would adversely affect our results of operations. Further, our inability to estimate IBNR accurately may also affect our ability to take timely corrective actions, further exacerbating the extent of any adverse effect on our results.
We compete with many health care providers for patients and HMO affiliations.
     The health care industry is highly competitive. We compete for patients with many other health care providers, including local physicians and practice groups as well as local, regional and national networks of physicians and health care companies. We believe that competition for patients is generally based upon the reputation of the physician treating the patient, the physician’s expertise, and the physician’s demeanor and manner of engagement with the patient, and the HMOs that the physician is affiliated with. We also compete with other local, regional and national networks of physicians and health care companies for the services of physicians and for HMO affiliations. Some of our competitors have greater resources than we do, and we may not be able to continue to compete effectively in this industry. Further, additional competitors may enter our markets, and this increased competition may have an adverse effect on our revenues.
We may not be able to successfully recruit or retain existing relationships with qualified physicians and medical professionals.
     We depend on our physicians and other medical professionals to provide medical services to our managed care patients and independent physicians contracting with us to participate in provider networks we develop or manage. We compete with general acute care hospitals and other health care providers for the services of medical professionals. Demand for physicians and other medical professionals are high and such professionals often receive competing offers. If we are unable to successfully recruit and retain medical professionals our ability to successfully implement our business strategy could suffer. No assurance can be given that we will be able to continue to recruit and retain a sufficient number of qualified physicians and other medical professionals.
Our business exposes us to the risk of medical malpractice lawsuits.
     Our business entails an inherent risk of claims against physicians for professional services rendered to patients, and we periodically become involved as a defendant in medical malpractice lawsuits. Medical malpractice claims are subject to the attendant risk of substantial damage awards. Although we maintain insurance against these claims, if liability results from any of our pending or any future medical malpractice claims, there can be no assurance that our medical malpractice insurance coverage will be adequate to cover liability arising out of these proceedings. There can be no assurance that pending or future litigation will not have a material adverse affect on us or that liability resulting from litigation will not exceed our insurance coverage.
Our revenues will be affected by the Medicare Risk Adjustment program.
     The majority of patients to whom we provide care are Medicare-eligible and participate in the Medicare Advantage program. Centers for Medicare and Medicaid Services is now implementing its Medicare Risk Adjustment project during which it is transitioning its premium calculation methodology to a new system that takes into account the health status of Medicare Advantage participants in determining premiums paid for each participant rather than only considering demographic factors, as was historically the case. Beginning January 1, 2004, the new risk adjustment system required that ambulatory data be incorporated into the premium calculation, starting from a blend consisting of a 30% risk adjustment payment and the remaining 70% based on demographic factors. For 2005, the blend of demographic risk adjustment payments and demographic factors were given equal weight. For 2006, the blend consists of a 75% risk adjustment payment and 25% based on demographic factors. For 2007, the premium calculation will be 100% based on risk adjustment payments.
     We believe the risk adjustment methodology has generally increased our revenues per patient to date but cannot assure what future impact this risk adjustment methodology will continue to have on our business, results of operations, or financial condition. It is also possible that the risk adjustment methodology may result in fluctuations in our medical services revenues from year to year.
We presently operate only in Florida.
     All of our medical services revenues are presently derived from our operations in Florida. Adverse economic, regulatory, or other developments in Florida (including hurricanes) could have a material adverse effect on our financial condition or results of operations. In the event that we expand our operations into new geographic markets, we will need to establish new relationships with physicians and other health care providers. In addition, we will be required to comply with laws and regulations of states that differ from the ones in which we currently operate, and may face competitors with greater knowledge of such local markets. There can be no assurance that we will be able to establish relationships, realize management efficiencies or otherwise establish a presence in new geographic markets.
Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business and stock price.
     We are not presently subject to the assessment and attestation processes required by Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”). However, we expect that we will become subject to those Securities and Exchange Commission rules as of the end of our current fiscal year ending June 30, 2007 and, accordingly, in our Annual Report on Form 10-K for the fiscal year ended June 30, 2007, we will be required to provide an assessment of the effectiveness of our internal controls and to receive a report by our independent registered public accounting firm addressing these assessments. While we believe that we will be able to timely meet our obligations under Section 404 and that our management will be able to certify as to the effectiveness of our internal controls, if we are unable to timely comply with Section 404, if our management is unable to certify as to the effectiveness of our internal controls or if our auditors are unable to attest to that certification or provide their own opinion, the stock price of our common stock may be adversely affected. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Absolute assurance also cannot be provided that testing will reveal all material weaknesses or significant deficiencies in internal control over financial reporting.
     Prior to the Acquisition, the entities comprising the MDHC Companies were privately-held businesses and were not subject to the same requirements for internal controls as public companies. While we intend to address any material weaknesses at any and all acquired companies (including the MDHC Companies), there is no assurance that this will be accomplished. If we fail to strengthen the effectiveness of any acquired companies’ internal controls, we may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. Failure to achieve and maintain an effective internal control environment could have a material adverse effect on our stock price.
A significant portion of our voting power is concentrated.
     One of our directors, Dr. Phillip Frost, and entities affiliated with him, beneficially owns approximately 32% of our outstanding common stock and the principals of the MDHC Companies, in the aggregate, beneficially own approximately 26% of our outstanding common stock.
     Based on the significant beneficial ownership of our common stock by Dr. Frost and the principals of the MDHC Companies, they, collectively, are able to control corporate actions requiring shareholder approval, including the election of directors, and are able to effectively control any shareholder votes or actions with respect to such matters. This influence may make us less attractive as a target for a takeover proposal. It may also make it more difficult to discourage a merger proposal that Dr. Frost or the principals of the MDHC Companies favor or to wage a proxy contest for the removal of incumbent directors. As a result, this may deprive the holders of our common stock of an opportunity they might otherwise have to sell their shares at a premium over the prevailing market price in connection with a merger or acquisition of us with or by another company.

We are dependent on our executive officers and other key employees.
     Our operations are highly dependent on the efforts of our Chief Executive Officer and our other key employees. With the exception of the employment agreements entered into with certain principals of the MDHC Companies in connection with the Acquisition, as more fully described in this prospectus, our executive officers and key employees do not have employment agreements with us, but are instead employed on an “at will” basis. While we believe that we could find replacements, the loss of any of their leadership, knowledge and experience could negatively impact our operations. Replacing any of our executive officers or key employees might be difficult or take an extended period of time because a limited number of individuals in the managed care industry have the breadth and depth of skills and experience necessary to operate a business such as ours. Our success is also dependent on our ability to hire and retain qualified management, technical and medical personnel. We may be unsuccessful in recruiting and retaining such personnel, which could negatively impact our operations.
We depend on the management information systems of our affiliated HMOs.
     Our operations are dependent on the management information systems of the HMOs with which we contract. Our affiliated HMOs provide us with certain financial and other information, including reports and calculations of costs of services provided and payments to be received by us. Both the software and hardware our HMO affiliates use to provide us with that information have been subject to rapid technological change. Because we rely on this technology but do not own it, we have limited ability to ensure that it is properly maintained, serviced and updated. In addition, information systems such as these may be vulnerable to failure, acts of sabotage, such as “hacking,” and obsolescence. If either of our principal HMO affiliates were to temporarily or permanently lose the use of the information systems that provide us with the information on which we depend or the underlying patient and physician data, our business and results of operations could be materially and adversely affected. Because our HMO affiliates generate certain of the information on which we depend, we have less control over the manner in which that information is generated than we would if we generated the information internally.
We depend on our information processing systems.
     Our information processing systems allow us to monitor the medical services we provide to patients. They also enable us to provide our HMO affiliates with information they use to calculate the payments due to us. These systems are vital to our growth. Although we license most of our information processing systems from third-party vendors we believe to be reliable, we developed certain elements of our information processing systems on our own. Our current systems may not perform as expected or provide efficient operational solutions if:
•	we fail to adequately identify or are unsuccessful in implementing all of our information and processing needs;

•	our processing or information systems fail; or

•	we fail to upgrade systems when required.
Volatility of our stock price could adversely affect you.
     The market price of our common stock could fluctuate significantly as a result of many factors, including factors that are beyond our ability to control or foresee and which, in some cases, may be wholly unrelated to us or our business. These factors include:
•	state and federal budget decreases;

•	adverse publicity regarding HMOs and other managed care organizations;

•	government action regarding eligibility;

•	changes in government payment levels;

•	changes in state mandatory programs;

•	changes in expectations of our future financial performance or changes in financial estimates, if any, of public market analysts;

•	announcements relating to our business or the business of our competitors;

•	conditions generally affecting the managed care industry or our provider networks;

•	the success of our operating strategy;

•	the operating and stock price performance of other comparable companies;

•	the termination of any of our contracts;

•	regulatory or legislative changes;

•	acts of war or terrorism or an increase in hostilities in the world; and

•	general economic conditions, including inflation and unemployment rates.
We will not receive any of the proceeds from this offering.
     We initially issued the shares of common stock covered by this prospectus to the MDHC Companies on October 1, 2006 in connection with the Acquisition, and the MDHC Companies immediately transferred or assigned such shares to the Selling Shareholders. The shares of common stock offered by this prospectus are offered by the Selling Shareholders identified elsewhere in this prospectus for their own accounts, and we will not receive any of the proceeds from this offering.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
     All statements included or incorporated by reference in this propsectus other than statements of historical fact, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and we intend that such forward-looking statements be subject to the safe harbors created thereby. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” or similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statement as a result of various factors. Forward-looking statements may include statements about:
•	Our ability to make capital expenditures and respond to capital needs;

•	Our ability to enhance the services we provide to our patients;

•	Our ability to strengthen our medical management capabilities;

•	Our ability to improve our physician network;

•	Our ability to enter into or renew our managed care agreements and negotiate terms which are favorable to us and affiliated physicians;

•	The estimated increase in our intangible assets as a result of our acquisition of the MDHC Companies, and its impact on us;

•	Our ability to respond to future changes in Medicare reimbursement levels and reimbursement rates from other third parties;

•	Our compliance with applicable laws and regulations;

•	Our ability to establish relationships and expand into new geographic markets;

•	Our ability to expand our network through additional medical centers or other facilities;

•	The potential impact on our claims loss ratio as a result of the Medicare Risk Adjustments (“MRA”), the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Medicare Modernization Act”) and the enhanced benefits our HMO affiliates offered under their Medicare Advantage Plans;

•	Changes in the component of our medical claims expense attributable to the Medicare Prescription Drug Program;

•	The ability of our stop-loss insurance coverage to limit the financial risk to us of our risk arrangements with the HMOs;

•	The application and impact of Statement of Financial Account Standards No. 123(R) on our future results of operations;

•	Our ability to utilize our net operating losses for federal income tax purposes;

•	The impact of the newly effective Medicare prescription drug plan on our results of operations; and

•	Our intent to repurchase our common stock under our stock repurchase program.
     Forward-looking statements involve risks and uncertainties that cannot be predicted or quantified and, consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements, therefore, should be considered in light of all of the information included or incorporated by reference in this prospectus, including the section entitled “Risk Factors.” Such risks and uncertainties include, but are not limited to the following:
•	Our dependence on two HMOs for substantially all of our revenues;

•	Our ability to respond to capital needs;

•	Our ability to achieve expected levels of patient volumes and control the costs of providing services;

•	Pricing pressures exerted on us by managed care organizations;

•	The level of payments we receive from governmental programs and other third party payors;

•	Our and our HMO affiliates’ ability to improve efficiencies in utilization with respect to the Medicare Prescription Drug Program;

•	Our ability to rapidly integrate the MDHC Companies’ operations and personnel;

•	The realization of the expected synergies and benefits of the acquisition of the MDHC Companies;

•	Our ability to comply with Section 404 of the Sarbanes-Oxley Act of 2002;

•	Our ability to serve a significantly larger patient base;

•	Trends in patient enrollment;

•	Our ability to successfully recruit and retain qualified medical professionals;

•	Future legislative or regulatory changes, including possible changes in Medicare programs that may impact reimbursements to health care providers and insurers or the benefits we expect to realize from our acquisition of the MDHC Companies;

•	Our ability to comply with applicable laws and regulations;

•	The impact of the Medicare Modernization Act and MRA on payments we receive for our respective managed care operations, including the risk that any additional premiums we may receive as a result of the newly effective Medicare Prescription Drug Plan will not be sufficient to compensate us for the expenses that we incur as a result of that plan;

•	Technological and pharmaceutical improvements that increase the cost of providing, or reduce the demand for, health care;

•	Changes in our revenue mix and claims loss ratio;

•	Changes in the range of medical services we provide or for which our HMO affiliates offer coverage;

•	Our ability to enter into and renew managed care provider agreements on acceptable terms;

•	Loss of significant contracts with HMOs;

•	The ability of our compliance program to detect and prevent regulatory compliance problems;

•	Delays in receiving payments;

•	Increases in the cost of insurance coverage, including our stop-loss coverage, or the loss of insurance coverage;

•	The collectibility of our uninsured accounts and deductible and co-pay amounts;

•	Federal and state investigations;

•	Lawsuits for medical malpractice and the outcome of any such litigation;

•	Changes in estimates and judgments associated with our critical accounting policies;

•	Our dependence on our information processing systems and the management information systems of our HMO affiliates;

•	Impairment charges that could be required in future periods;

•	The impact on our liquidity of any repurchases of our common stock that we may effect;

•	The inherent uncertainty in financial forecasts which are based upon assumptions which may prove incorrect or inaccurate;

•	General economic conditions; and

•	Uncertainties generally associated with the health care business.
     We caution our investors not to place undue emphasis on these forward-looking statements, which speak only as of the date of this prospectus and we assume no responsibility to update our forward-looking statements as a result of new information, future events or otherwise.

USE OF PROCEEDS
     We will not receive any proceeds from this offering. The Selling Shareholders will receive all of the proceeds from this offering.

SELLING SHAREHOLDERS
     We initially issued the shares of common stock covered by this prospectus to the MDHC Companies, and the MDHC Companies immediately transferred or assigned such shares to the Selling Shareholders. We are registering the shares of common stock covered by this prospectus in fulfillment of our obligations under the registration rights agreement we entered into in connection with the Acquisition. Between April 1, 2007 and September 30, 2007, the Selling Shareholders may from time to time offer and sell pursuant to this prospectus, or prospectus supplement, the common stock covered by this prospectus as described in more detail under “Plan of Distribution.” No offer or sale under this prospectus may be made by a holder of the shares unless that holder is listed as a Selling Shareholder in the table below or until that holder has notified us and a supplement to this prospectus has been filed or an amendment to this registration statement has become effective.
     In connection with the Acquisition, we entered into one-year employment agreements with each of Luis Cruz, M.D., Jose M. Garcia, Sr. and Carlos Garcia, the principal shareholders of the MDHC Companies. Under these employment agreements, Dr. Cruz was appointed to Continucare’s Board of Directors and is employed as Vice Chairman of Continucare’s Board of Directors at an annual salary of $225,000, Mr. Jose Garcia is employed as Continucare’s Executive Vice President at an annual salary of $275,000, and Mr. Carlos Garcia is employed as Continucare’s President — Diagnostics Division at an annual salary of $225,000. In addition, Sadita Bustamante, the former Chief Operating Officer of the MDHC Companies, is employed as Continucare’s Senior Vice President of Center Operations. The other Selling Shareholders named herein (with the exception of HAC Advisors, LLC) were previously associated with the MDHC Companies, and effective October 1, 2006 are associated with us, as either employees or consultants. Other than as disclosed herein or in the documents incorporated by reference in this prospectus, none of the Selling Shareholders listed below have had a material relationship with us in the past three years.
     The table below sets forth (i) the name, (ii) the number of shares of common stock beneficially owned, (iii) the percentage of common stock beneficially owned, and (iv) the number of shares of common stock being offered by each Selling Shareholder. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the “SEC”), and includes voting and investment power with respect to the shares. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below. We cannot estimate the amount of our common stock that will be beneficially owned by the Selling Shareholders after completion of this offering because the Selling Shareholders may offer all, some or none of the shares of our common stock beneficially owned by them.

				Number of Shares of Common Stock
				Offered Under this Prospectus
	Number of Shares of
	Common Stock Owned		Percent of Common	Between	Between
Name of Selling	Prior to this		Stock Owned Prior	April 1, 2007	July 1, 2007 and
Shareholder	Offering		to this Offering (1)	and June 30, 2007	September 30, 2007
Luis Cruz Children’s Irrevocable Trust A (2)(3)	1,532,819	(4)	2.19%	84,396	108,333
Luis Cruz Children’s Irrevocable Trust B (2)(3)	1,532,820	(5)	2.19%	84,396	108,334
Luis Cruz Children’s Irrevocable Trust C (2)(3)	1,532,820	(5)	2.19%	84,396	108,333
Luis Cruz Children’s Irrevocable Trust D (2)(3)	1,532,820	(5)	2.19%	84,396	108,334
Jose M. Garcia, Sr. (3)	6,131,280	(6)	8.76%	337,583	433,333

	Number of
	Shares of		Number of Shares
	Common Stock	Percent of Common	of Common Stock
Name of Selling	Owned Prior to	Stock Owned Prior	Offered Under this	Name of Selling
Shareholder	this Offering	to this Offering (1)	Prospectus	Shareholder
Carlos Garcia (3)	6,131,280 (6)	8.76%	337,583	433,333
Sadita Bustamante	400,000	*	120,000	0
Alfredo Ginory MD	300,000	*	90,000	0
Enrique Gomez MD	20,000	*	6,000	0
Benjamin Kremor MD	10,000	*	3,000	0
James Gorlick, MD	10,000	*	3,000	0
Jose Gonzalez MD	10,000	*	3,000	0
Odalys Frantela MD	10,000	*	3,000	0
Jose Carrences	10,000	*	3,000	0
Tomas Cabrera	10,000	*	3,000	0
John Niven	10,000	*	3,000	0
Luis Andux	10,000	*	3,000	0
Barbara Ensenat	20,000	*	6,000	0
Alfredo del Rio	10,000	*	3,000	0
Ghanem Bahjat MD	7,500	*	2,250	0
Amarillis Vazquez MD	7,500	*	2,250	0
Leon Martinez MD	7,500	*	2,250	0
Zoraida de Armas	5,000	*	1,500	0
Isabel Gonzalez	5,000	*	1,500	0
Hector Placeres	25,000	*	7,500	0
Ectore Garcia	50,000	*	15,000	0
Pedro Recdondo	2,500	*	750	0
Roberto Guibert	2,500	*	750	0
Elena Delgado	2,500	*	750	0
Pablo Perez	2,500	*	750	0
Teresita Cabrera	10,000	*	3,000	0
HAC Advisors, LLC (7)	400,000	*	(8)	(8)

*	Less than one percent.

(1)	Based on 70,003,567 shares of common stock outstanding as of December 31, 2006.

(2)	Luis Cruz, M.D., as the sole trustee of Luis Cruz Children’s Irrevocable Trust A, Luis Cruz Children’s Irrevocable Trust B, Luis Cruz Children’s Irrevocable Trust C and Luis Cruz Children’s Irrevocable Trust D (the “Trusts”), is the natural person who has voting and investment control of the shares of common stock being offered by the Trusts.

(3)	On October 12, 2006, Jose M. Garcia, Sr., Carlos Garcia and the Trusts (the “Group”), collectively, as a group, filed a Schedule 13D with regard to the shares of common stock beneficially owned by the Group.

(4)	Includes 104,279 shares of common stock held in escrow in connection with the Acquisition.

(5)	Includes 104,278 shares of common stock held in escrow in connection with the Acquisition.

(6)	Includes 417,113 shares of common stock held in escrow in connection with the Acquisition.

(7)	Carl Kleidman and Harold Blue are the natural persons who have voting and investment control of the securities being offered by HAC Advisors, LLC.

(8)	The offering of the 400,000 shares of common stock beneficially owned by HAC Advisors, LLC may be made from time to time over the six-month period beginning on April 1, 2007 and ending on September 30, 2007.

PLAN OF DISTRIBUTION
     The Selling Shareholders may sell all or a portion of the shares of common stock benefically owned by them and offered hereby on any national securities exchange or quotation service that lists or quotes the common stock, in private transactions or in the over-the counter market at prices related to the prevailing prices of the shares on the American Stock Exchange. The Selling Shareholders may also sell shares of common stock pursuant to Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus. The Selling Shareholders may sell all or a portion of the shares offered hereby through one or more underwriters, broker-dealers or agents. If the shares are sold through underwriters or broker-dealers, the Selling Shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The Selling Shareholders may not deliver shares of common stock under this prospectus in settlement of any “short sale” or other short derivative position or hedging arrangement established by such Selling Shareholder prior to April 1, 2007. The offering of shares by Luis Cruz, M.D., Jose M. Garcia, Sr. and Carlos Garcia may be made from time to time over two three-month periods beginning on April 1, 2007 and ending on September 30, 2007. The offering of shares by the other Selling Shareholders, other than HAC Advisors, LLC, named herein may be made from time to time over the three-month period beginning on April 1, 2007 and ending on June 30, 2007. The offering of shares by HAC Advisors, LLC may be made from time to time over the six-month period beginning on April 1, 2007 and ending on September 30, 2007.
     The Selling Shareholders may be deemed to be underwriters within the meaning of the Securities Act. Any Selling Shareholder may effect such transactions by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of concessions or commissions from the Selling Shareholders. The Selling Shareholders and any broker-dealers that participate in the distribution may under certain circumstances be deemed to be underwriters within the meaning of the Securities Act, and any commissions received by such broker-dealers and any profits realized on the resale of shares by them may be deemed to be underwriting discounts and commissions under the Securities Act.
     The Selling Shareholders and other persons participating in the sale or distribution of the shares may be subject to applicable provisions of the Exchange Act, and the rules and regulations promulgated thereunder, that limit the timing of purchases and sales of any of the shares by the Selling Shareholders and any other person, including Regulation M. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Shareholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular shares being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.
     We have agreed, subject to certain conditions, to use our commercially reasonable efforts to cause the registration statement relating to the offering and sale by the Selling Shareholders of the shares of common stock covered by this prospectus to be declared effective by April 1, 2007 and to maintain its effectiveness until October 1, 2007.
     The Selling Shareholders will pay the fees and expenses of filing, qualification and other fees and expenses of complying with state blue sky or securities laws as well applicable stock transfer taxes, brokerage commissions, underwriting discounts or commissions and any fees of their counsel. We will pay the fees and expenses of our counsel as well as any accounting fees and expenses and the fees and expenses of any other experts necessary in connection with the preparation, filing, amending or supplementing of the registration statement of which this prospectus is a part.
     We have agreed that we will indemnify the Selling Shareholders against certain liabilities, including certain liabilities under the Securities Act, and the Selling Shareholders have agreed to indemnify us for certain liabilities resulting from information they provided to us or from certain sales of common stock under this registration statement, including liabilities under the Securities Act.

LEGAL MATTERS
     Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., Miami, Florida, will pass on the validity of the shares of common stock offered by the Selling Shareholders under this prospectus.
EXPERTS
     Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended June 30, 2006, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
     Moore Stephens Lovelace, P.A., independent certified public accountants, have audited the MDHC Companies’ combined balance sheets as of December 31, 2005 and December 31, 2004 and the MDHC Companies’ combined statements of operations, changes in owners’ deficit and cash flows for the years ended December 31, 2005, December 31, 2004 and December 31, 2003 included in our Current Report on Form 8-K/A, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. The MDHC Companies’ financial statements are incorporated by reference in reliance on Moore Stephens Lovelace, P.A.’s report, given on their authority as experts in accounting and auditing.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     We are “incorporating by reference” into this prospectus information we have filed with the SEC, which means that we are disclosing important information to you by referring you to documents filed with the SEC. The information incorporated by reference is considered to be part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus and prior to the termination of this offering, other than information furnished pursuant to Items 9 or 12 of Form 8-K:
•	Our annual report on Form 10-K for the year ended June 30, 2006 filed on September 18, 2006, as amended by our annual report on Form 10-K/A for the year ended June 30, 2006, filed on October 30, 2006;

•	Our quarterly report on Form 10-Q for the quarter ended September 30, 2006, filed on November 13, 2006;

•	Our current report on Form 8-K dated September 26, 2006, filed on October 2, 2006, as amended by our current report on Form 8-K/A dated September 26, 2006, filed on December 14, 2006; and

•	Our Registration Statement on Form 8-A filed on September 4, 1996, registering our common stock under Section 12(b) of the Exchange Act, including any further amendment or reports filed for the purpose of updating such description.

     You may request a copy of these filings by writing or telephoning us at the following address:
Continucare Corporation
7200 Corporate Center Drive, Suite 600
Miami, Florida 33126
Attention: Corporate Secretary
(305) 500-2000
     Exhibits to the filings will not be sent, however, unless those exhibits have been specifically incorporated by reference in this prospectus.
     Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus do not purport to be complete and, where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects by reference to all of the provisions of such contract or other document.
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.
     In addition, you can inspect the reports, proxy statements and other information we file at the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006.
     We have filed with the SEC a registration statement on Form S-3 under the Securities Act to register with the SEC the shares described herein. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and our common stock, you should refer to the registration statement.